Exhibit 99.1

DDC Announces Strategy to Create Bitcoin Reserves and Appoints Crypto Asset Expert Alex Yang as Strategic Advisor

Bitcoin reserve to be established with up to 100 BTC injection and premium-priced placement of DDC Class A Ordinary shares at $0.50 to $1.25 per share

NEW YORK--(BUSINESS WIRE)— March 18, 2025 – DDC Enterprise, Ltd. (NYSEAM: DDC), (“DayDayCook,” “DDC,” or the “Company”), a leading multi-brand Asian consumer food company, today announced a transformative initiative to adopt Bitcoin as part of its treasury reserves, alongside an announcement that brings seasoned Web3 and crypto assets management expert Alex Yang to DDC as strategic advisor. An investor group will inject up to 100 BTC in exchange for DDC Class A Ordinary shares at a range of $0.50 to $1.25 per share, representing a 100% to 400% premium to recent trading levels.

Strategic Alignment with Institutional Confidence

“This partnership is a testament to the shared conviction in DDC’s future and the value of Bitcoin and potentially other crypto currencies as a strategic asset,” said Ms. Norma Chu, Chairwoman and CEO of DDC Enterprise. “This strategic decision to launch a bitcoin reserve not only diversifies our balance sheet but also secures a premium-priced equity agreement that reflects our partner’s belief in our long-term growth. This move is the first of many that we will be making to integrate web3 innovations to the DDC consumer community. Our next step is for the parties to enter into definitive agreements and then complete the initial Bitcoin purchase in the next 30 days.”

Key Terms of the Planned Arrangement

•	100 BTC Injection: Over the course of approximately 3 months, an investor group will contribute 100 BTC (valued at approximately $8,000,000 to 8,500,000 based on current prices) to DDC’s treasury reserves.
•	Equity Issuance: DDC will issue shares to the investor group at a tiered premium pricing model starting at $0.50 per share to $1.25 per share every 4-6 weeks starting with an injection of the first 25 BTC at the initial closing
•	Long-Term Commitment: Shares issued to the group will be subject to a minimum of 180-day lock up and performance milestones, underscoring the partner’s commitment to DDC’s long-term success.

Strategic Rationale

•	Balance Sheet Diversification: 100 BTC adds exposure to Bitcoin’s long-term upside potential.
•	Premium Equity Pricing: The tiered share issuance model rewards DDC’s growth trajectory while protecting existing shareholders from dilution at undervalued levels.
•	Institutional Validation: This new investor group’s participation signals confidence in DDC’s leadership and crypto-forward strategy.

Industry Veteran Joins as Strategic Advisor

Mr Alex Yang is a well respected veteran in the crypto and digital assets space. He is the CEO of Volmart, a market maker that cross trades among TradFi and digital assets on CME, Eurex, Bursa, and TFEX.

ABOUT DAYDAYCOOK

DayDayCook is on a mission to share the joy of Asian cooking culture with the world, offering a suite of accessible and healthy ready-to-eat, ready-to-cook, and ready-to-heat products that cater to the global palate. DayDayCook has evolved from a culinary content authority to a multi-brand powerhouse, curating a broad range of products that champion authenticity, nutrition, and convenience. The company's growing portfolio includes DayDayCook, Nona Lim, Yai’s Thai, Omsom, MengWei, and Yujia Weng. Follow the Company on LinkedIn.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about completing definitive agreements with the Bitcoin investor and closing on the acquisitions of Bitcoin, NYSE and SEC compliance, estimated revenue, margins, cash and growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

View source version on businesswire.com: https://www.businesswire.com/news/home/20250318422507/en/

Investors:
Jeff Ervin
jeffervin@daydaycook.com